December 3, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Stacey Peikin and Jennifer López-Molina

Re:	New Duke Holdco, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 16, 2021
File No. 333-260174

Dear Ms. Peikin and Ms. López-Molina:

New Duke Holdco, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”), via EDGAR, this letter and the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Amended Registration Statement”). This letter and the Amended Registration Statement set forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter dated December 1, 2021 (the “Comment Letter”), regarding the filing noted above. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Amended Registration Statement to update certain other disclosures.

For ease of reference, the numbering of the paragraph and heading below correspond to those set forth in the Comment Letter, which have been incorporated into this letter for your convenience. The Staff’s comment is set forth in bold, followed by the Company’s response to such comment. All references to page numbers and captions included in this response correspond to the Amended Registration Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Amendment No. 1 to Form S-4 filed November 16, 2021

General

1.	We note your response to comment 2. Please provide further clarification as to how the company determined that it is not required to file the master commercial agreement under Item 601(b)(2) of Regulation S-K, “since the master commercial agreement is not a part of a plan of acquisition or reorganization.” We note both in your response and in the registration statement that the effectiveness of the master commercial agreement is a closing condition to the mergers. For example, we note your disclosure that “[o]n August 9, 2021, concurrently with the execution of the merger agreement and as a condition and material inducement to DraftKings’ and the Merger Subs’ willingness to enter into the merger agreement, Crown entered into the master commercial agreement with FEI, an affiliate of Mr. Fertitta and the holding company of the Houston Rockets, Golden Nugget, LLC and Landry’s, Inc.”

Securities and Exchange Commission

December 3, 2021

Response: The Company respectfully acknowledges the Staff’s comment and, in response thereto, has filed the master commercial agreement as Exhibit 2.2 to the Amended Registration Statement.

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Securities and Exchange Commission

December 3, 2021

Should you have any further comments or questions with regard to the foregoing, please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone on (212) 558-3109 or via e-mail (millersc@sullcrom.com).

Very truly yours,

/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Chief Legal Officer and Secretary

cc:	Jason Park, Chief Financial Officer, DraftKings Inc.

Erik Bradbury, Chief Accounting Officer, DraftKings Inc.

Scott D. Miller, Partner, Sullivan & Cromwell LLP